Exhibit 99.2

Reconciliation of key financials shown in presentations

2011

SPLIT OPERATING vs. NON-CORE INDICATIVE

			Re-segmentation		
		As reported	Non-Core Operations	Other[1]	Operating businesses
CB&S	Cost/income ratio	78%	(6)ppt	(1)ppt	71%
	RWA (in EUR bn)	229	(52)	(3)	173
	Memo: RWA equivalent (in EUR bn)[2]	257	(70)	(3)	184
	Pre-tax RoE	13%	+10ppt	+1ppt	24%
	Post-tax RoE[4]	9%	+7ppt	+1ppt	16%
GTB	IBIT (in EUR bn)	1.1	-	(0.2)	1.0
AWM	IBIT (in EUR bn)	0.8	(0.1)	0.2	0.8
PBC	IBIT (in EUR bn)	1.8	0.2	-	2.0
	Cost/income ratio	69%	(1)ppt	-	68%
Group[3]	Cost/income ratio	78%	(6)ppt	-	72%
	Pre-tax RoE	10%	+8ppt	-	18%
	Post-tax RoE[4]	7%[5]	+6ppt	-	13%

Note: Numbers may not add up due to rounding. All RoE numbers in the table are based on average active equity.

(1) Reassignment of management responsibilities for asset-gathering business and changes to the allocation of coverage costs between CB&S and GTB

(2) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%

(3) Operating business of Group also includes Consolidation & Adjustments

(4) Based on domestic statutory tax rate of 30.8%

(5) The post-tax RoE of 7% is calculated as a memo item for the purposes of this slide using the domestic statutory tax rate. 2011 reported post-tax RoE is 8%, based on average shareholders' equity

Deutsche Bank
Investor Relations

Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012

financial transparency.